Exhibit 1

FOR IMMEDIATE RELEASE

THIRD POINT LLC STATEMENT ON YAHOO! INC’S ANNOUNCEMENT OF NEW BOARD MEMBERS

NEW YORK, NEW YORK
March 25, 2012

Third Point, Yahoo! Inc’s (NASDAQ: YHOO) largest outside shareholder, is disappointed by today’s announcement by Roy Bostock, the Company’s lame duck outgoing Chairman, and its Board of Directors. Since we launched our campaign for a better Yahoo!, our goal has been clear: to fix a dysfunctional Board by adding new Directors who are truly independent and squarely aligned with shareholders to increase Yahoo!’s value.

Third Point offered several significant compromises to strike a deal and avoid a proxy contest. Today, the Board has shown yet again that they are unable to execute deals that are in the Company’s best interests. Sadly for shareholders – who will once more bear the costs – the consequence of the Board’s refusal to accept Third Point’s shareholder-friendly proposals will be a time-consuming and distracting proxy contest that the Company can ill-afford.

The Board’s decision today demonstrates once again that one of Yahoo!’s paramount principles of corporate governance is “Shareholders not welcome”. In the absence of independent shareholder oversight, the Yahoo! Boards of the past five years have given shareholders five CEOs and strategic plans in as many years and seriously damaged the value of the core business, a fact masked only by the increasing value of Yahoo’s Asian assets.

Since the Board has left us with no choice but to take our case directly to our fellow shareholders, Third Point intends to move forward with a proxy contest. Yahoo!’s shareholders deserve a voice and a choice. We intend to provide them with one at this year’s Annual Meeting.

About Third Point LLC: Third Point LLC is an SEC-registered investment adviser headquartered in New York, managing $9.0 billion in assets. Founded in 1995, Third Point follows an event-driven approach to investing globally.

Contact:
Third Point LLC
Elissa Doyle, Managing Director
212.715.4907 or edoyle@thirdpoint.com